UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

012 Smile.Communications Ltd.
File No. 333-146645 - CF#21002

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        012 Smile.Communications Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on October 12, 2007.

        Based on representations by 012 Smile.Communications Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through May 1, 2017
Exhibit 10.10	through May 1, 2017
Exhibit 10.11	through May 1, 2017
Exhibit 10.12	through May 1, 2017

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel